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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2004
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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This report on Form 6-K contains the following:

1. Press release dated January 26, 2004 regarding agreement on establishment of joint venture with Omron.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  February 27, 2004            By  /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

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                                                           FOR IMMEDIATE RELEASE


              Hitachi and Omron Agree to Establish Joint Venture in
               the Field of ATM's and Other Information Equipment

     TOKYO, January 26, 2004 -- Hitachi, Ltd. (NYSE:HIT / TSE: 6501) and Omron Corporation (TSE / OSE: 6645) today announced an agreement to establish a joint venture combining their ATM and other information equipment businesses to strengthen their capability to respond to the diversification and enhancement of customer needs domestically, as well as strengthening the business structure in China among other overseas growth markets.

     Aiming for a globally competitive position, in an information equipment market expected to see growth during the ubiquitous era, the new company will fulfill broad customer needs by providing optimal solutions based on recognition and handling technologies for cash, cards, passbooks, forms, etc. and other human interface technologies that enable simple operation for customers and end-users.

     The joint venture company is scheduled to be established and commence business on October 1, 2004.

     Hitachi and Omron will take advantage of the joint establishment division under the Commercial Code of Japan to create a company that will integrate the total business of Hitachi's Ubiquitous Platform Group Mechatronics Systems Division, such as ATM's among other self-service machines and terminal systems together with the ATM and other self-service machines, modules and solutions handled by Omron's Social Systems, Solutions, & Services Business Company and Advanced Modules Business Company.

     In the Japanese financial market, characterized by diverse and enhanced services, user needs concerning safety and security are ever increasing. To that end, financial institutions demand greater enrichment of customer services, ATM's that can operate in a variety of different environments with a broad range of services, and robust security and functionality.

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                                       2

     For instance, with the arrival of the ubiquitous era it is anticipated that ATM's even in off-site locations will offer transportation reservation services and public services among numerous non-financial related services in one place.

     In China, meanwhile, recent expansion of the market-based economy has led to a diversification of financial services. Moreover, financial infrastructure development has escalated ahead of the 2008 Olympic games in Beijing and 2010 Shanghai World Expo. Under these circumstances, highly functional ATM's utilizing technologies from both companies are anticipated to become widespread.

     Hitachi and Omron initially formed an ATM joint development alliance in 2000. However, in response to the changes in the global business environment and to take advantage of opportunities for market growth, they have reached an agreement to expand the alliance by establishing a joint venture company. This new company will not only combine the superior technologies of both companies, but by building on a global scale a more efficient operation structure incorporating everything from development to production, sales and maintenance, they will be able to unleash each of their core strengths to the fullest extent possible, thus satisfying broad customer needs.

     Since the 1960's when Hitachi developed Japan's first online train seat reservation system, the company has been expanding its business for high-reliability online terminal systems that power essential operations at stations and banks. In 1979, Hitachi made a full-scale entry into the online terminal ATM business and has since expanded business-use terminals along with solutions not only for operators but also consumers. Through this business integration Hitachi will work to further strengthen its core machines and modules, accelerate expansion of its solutions businesses utilizing these, and strive for expansion in related businesses of the entire Hitachi Group, including the new joint venture.

     Over the past 30 years since it developed the world's first magnetic card based cash dispenser in 1969, Omron has been expanding its ATM business. Moreover, Omron has positioned itself as a leader in such fields as money changing machines and card reader modules, expanding these businesses. Through this business integration Omron will place all ATM and related businesses under the control of the new company. Hereafter, Omron will continue to promote expansion of the business and strive for long-term maximization of corporate value.

     The business integration announced today, aiming for greater expansion, respects the business achievements of both companies and observes the spirit of equality.

     Because both companies are concerned about customer support and a smooth launch, as far as management of the company and implementing an optimal structure, it is anticipated that the post of chairman will be assumed by a person from Hitachi and the post of president and CEO will be assumed by a person from Omron. Regarding the ratio of investment, Hitachi will hold over half of the shares granting it voting power, though the exact proportions will be decided later.

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                                      3

     The location of the headquarters for the new company is expected to be in Tokyo. Details of the new company will be discussed by both companies and reported as soon as agreement is reached.

About Hitachi, Ltd.
-------------------
Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com

About Omron Corporation
-----------------------
Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, Omron has more than 23,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines, ATM's, and traffic control), and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit Omron's Web site at http://www.omron.com


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